                                                                    EXHIBIT 99.1

                       NICE SYSTEMS LTD. AND SUBSIDIARIES

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS

                               AS OF JUNE 30, 2005

                                 IN U.S. DOLLARS

                                      INDEX



                                                                                                        PAGE
                                                                                                    -------------

INTERIM CONSOLIDATED BALANCE SHEETS                                                                   F-2 - F-3

INTERIM CONSOLIDATED STATEMENTS OF INCOME                                                                F-4

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS                                                         F-5 - F-7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS                                                   F-8 - F-16


                               - - - - - - - - - -

                                             NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                                                         JUNE 30,           DECEMBER 31,
                                                                                           2005                 2004
                                                                                    ------------------   ------------------
                                                                                        UNAUDITED                *)
                                                                                    ------------------   ------------------

     ASSETS

  CURRENT ASSETS:
   Cash and cash equivalents                                                         $      34,953        $      26,579
   Short-term bank deposits                                                                    126                  175
   Marketable securities                                                                    22,620               24,348
   Trade receivables (net of allowance for doubtful accounts of $3,033 and
     $2,661 at June 30, 2005 and December 31, 2004, respectively)                           54,951               46,407
   Other receivables and prepaid expenses                                                    8,064                7,937
   Inventories                                                                              20,296               12,615
   Assets of discontinued operation                                                            653                  652
                                                                                    ------------------   ------------------

 Total current assets                                                                      141,663              118,713
 -----
                                                                                    ==================   ==================

 LONG-TERM INVESTMENTS:
   Long-term marketable securities                                                         111,621              114,805
   Investment in affiliate                                                                   1,200                1,200
   Severance pay fund                                                                        7,231                7,356
   Long-term receivables and prepaid expenses                                                  776                  854
                                                                                    ------------------   ------------------

 Total long-term investments                                                               120,828              124,215
 -----
                                                                                    ------------------   ------------------

 PROPERTY AND EQUIPMENT, NET                                                                15,683               16,981
                                                                                    ------------------   ------------------

 INTANGIBLE ASSETS, NET                                                                     26,087               12,665
                                                                                    ------------------   ------------------

 GOODWILL                                                                                   49,432               25,745
                                                                                    ------------------   ------------------

 Total assets                                                                        $     353,693        $     298,319
 -----
                                                                                    ==================   ==================


*) Derived from the audited balance sheet at December 31, 2004.

The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 2 -

                                             NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)



                                                                                         JUNE 30,           DECEMBER 31,
                                                                                           2005                 2004
                                                                                    ------------------   ------------------
                                                                                        UNAUDITED                *)
                                                                                    ------------------   ------------------

 LIABILITIES AND SHAREHOLDERS' EQUITY

 CURRENT LIABILITIES:
   Trade payables                                                                    $      17,121        $      11,975
   Accrued expenses and other liabilities                                                   83,560               55,302
   Liabilities of discontinued operation                                                         6                    8
                                                                                    ------------------   ------------------

 Total current liabilities                                                                 100,687               67,285
 -----
                                                                                    ------------------   ------------------

 ACCRUED SEVERANCE PAY                                                                       8,237                8,163
                                                                                    ------------------   ------------------

 COMMITMENTS AND CONTINGENT LIABILITIES

 SHAREHOLDERS' EQUITY:
   Share capital-
     Ordinary shares of NIS 1 par value:
       Authorized: 50,000,000 shares as of June 30, 2005 and December 31, 2004;
       Issued and outstanding: 18,960,334 and 18,180,260 shares as of June 30,
           2005 and December 31, 2004, respectively                                          5,643                5,464
   Additional paid-in capital                                                              255,690              244,400
   Accumulated other comprehensive income                                                    3,358                5,506
   Accumulated deficit                                                                     (19,922)             (32,499)
                                                                                    ------------------   ------------------

 Total shareholders' equity                                                                244,769              222,871
 -----
                                                                                    ------------------   ------------------

 Total liabilities and shareholders' equity                                          $     353,693        $     298,319
 -----
                                                                                    ==================   ==================


*) Derived from the audited balance sheet at December 31, 2004.

The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 3 -

                                             NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)



                                                                                               SIX MONTHS ENDED
                                                                                                   JUNE 30,
                                                                                    ---------------------------------------
                                                                                           2005                 2004
                                                                                    ------------------   ------------------
                                                                                                   UNAUDITED
                                                                                    ---------------------------------------

 Revenues:
   Products                                                                          $       94,950       $       85,554
   Services                                                                                  43,402               34,058
                                                                                    ------------------   ------------------

 Total revenues                                                                             138,352              119,612
 -----
                                                                                    ------------------   ------------------

 Cost of revenues:
   Products                                                                                  30,903               30,616
   Services                                                                                  30,234               24,364
                                                                                    ------------------   ------------------

 Total cost of revenues                                                                      61,137               54,980
 -----
                                                                                    ------------------   ------------------

 Gross profit                                                                                77,215               64,632
                                                                                    ------------------   ------------------

 Operating expenses:
    Research and development, net                                                            13,756               12,433
    Selling and marketing                                                                    33,979               30,404
    General and administrative                                                               17,241               15,684
    Amortization of acquired intangible assets and restructuring expenses                       244                  175
                                                                                    ------------------   ------------------

 Total operating expenses                                                                    65,220               58,696
 -----
                                                                                    ------------------   ------------------

 Operating income                                                                            11,995               5,936
 Financial income, net                                                                        2,297               2,078
                                                                                    ------------------   ------------------

 Income before taxes on income                                                               14,292               8,014
 Taxes on income                                                                              1,715                895
                                                                                    ------------------   ------------------

 Net income from continuing operations                                                       12,577               7,119
 Net income from discontinued operation                                                           -               3,236
                                                                                    ------------------   ------------------

 Net income                                                                          $       12,577       $       10,355
                                                                                    ==================   ==================

 Net earnings per share:
   Basic:
   ------
   Continuing operations                                                             $        0.68        $        0.41
   Discontinued operation                                                                        -                 0.19
                                                                                    ------------------   ------------------

                                                                                     $        0.68        $        0.60
                                                                                    ==================   ==================

   Diluted:
   --------
   Continuing operations                                                             $        0.63        $        0.38
   Discontinued operation                                                                        -                 0.18
                                                                                    ------------------   ------------------

   Net earnings                                                                      $        0.63        $        0.56
                                                                                    ==================   ==================


The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 4 -

                                             NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                                                               SIX MONTHS ENDED
                                                                                                   JUNE 30,
                                                                                    ---------------------------------------
                                                                                           2005                 2004
                                                                                    ------------------   ------------------
                                                                                                   UNAUDITED
                                                                                    ---------------------------------------

 Cash flows from operating activities:
 -------------------------------------
      Net income                                                                     $     12,577         $     10,355
      Less: net income from discontinued operation                                              -               (3,236)
                                                                                    ------------------   ------------------

      Net income from continuing operations                                                12,577                7,119
      Adjustments required to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization                                                        5,961                6,908
       Accrued severance pay, net                                                             199                   88
       Amortization of premium and accrued interest on held-to-maturity
         marketable securities                                                                445                  748
       Decrease (increase) in trade receivables                                              (276)                 139
       Increase in other accounts receivable and prepaid expenses
                                                                                              (45)                (142)
       Decrease (increase) in inventories                                                  (1,295)               1,291
       Decrease (increase) in long-term prepaid expenses                                       61                  (17)
       Increase (decrease) in trade payables                                                4,706               (1,078)
       Increase in accrued expenses and other liabilities                                   9,656                  788
       Other                                                                                    9                   (8)
                                                                                    ------------------   ------------------

Net cash provided by operating activities from continuing operations                       31,998               15,836
Net cash provided by operating activities from discontinued operation                           -                  850
                                                                                    ------------------   ------------------

Net cash provided by operating activities                                                  31,998               16,686
                                                                                    ------------------   ------------------


The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 5 -

                                             NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                                                               SIX MONTHS ENDED
                                                                                                   JUNE 30,
                                                                                    ---------------------------------------
                                                                                           2005                 2004
                                                                                    ------------------   ------------------
                                                                                                   UNAUDITED
                                                                                    ---------------------------------------

 Cash flows from investing activities:
 -------------------------------------
   Purchase of property and equipment                                                       (2,722)              (3,189)
   Proceeds from sale of property and equipment                                                 45                   60
   Investment in marketable securities                                                    (151,123)             (69,863)
   Proceeds from maturity of marketable securities                                         149,460               14,985
   Proceeds from sale and call of a held-to-maturity marketable securities                   6,130               19,802
   Investment in short-term bank deposits, net                                                 (25)                 (39)
   Proceeds from short-term bank deposits, net                                                  67                   71
   Decrease in accrued acquisition costs                                                         -                  (75)
   Payment for the acquisition of certain assets and liabilities of Dictaphone
       CRS Division (a)                                                                    (38,939)                   -
   Payment in respect of terminated contract from TCS acquisition                                -               (1,483)
   Proceeds from related party in respect of TCS acquisition                                 2,531                4,013
   Capitalization of software development costs                                               (427)                (674)
                                                                                    ------------------   ------------------

 Net cash used in investing activities from continuing operations                          (35,003)             (36,392)
 Net cash provided by investing activities from discontinued operation                           -                4,136
                                                                                    ------------------   ------------------

 Net cash used in investing activities                                                     (35,003)             (32,256)
                                                                                    ------------------   ------------------

 Cash flows from financing activities
 ------------------------------------
   Proceeds from issuance of shares upon exercise of options and ESPP, net                  11,469                9,918
                                                                                    ------------------   ------------------

 Net cash provided by financing activities                                                  11,469                9,918
                                                                                    ------------------   ------------------

 Effect of exchange rate changes on cash                                                       (90)                 (77)
                                                                                    ------------------   ------------------

 Increase (decrease) in cash and cash equivalents                                            8,374               (5,729)
 Cash and cash equivalents at the beginning of the period                                   26,579               29,859
                                                                                    ------------------   ------------------

 Cash and cash equivalents at the end of the period                                  $      34,953        $      24,130
                                                                                    ==================   ==================


The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 6 -

                                             NICE SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS



                                                                                                              SIX MONTHS
                                                                                                                ENDED
                                                                                                               JUNE 30,
                                                                                                                 2005
                                                                                                           -----------------
                                                                                                               UNAUDITED
                                                                                                           -----------------

         Payment for the acquisition of certain assets and liabilities of
         ----------------------------------------------------------------
            Dictaphone CRS Division
            -----------------------

          Estimated fair value of assets acquired and liabilities assumed at the acquisition date:

          Working capital deficit (excluding cash and cash equivalents)                                     $      (1,288)
          Property and equipment                                                                                      265
          Intangible assets                                                                                        15,400
          Goodwill                                                                                                 25,623

         Less - accrued acquisition costs                                                                          (1,061)
                                                                                                           -----------------

                                                                                                            $      38,939
                                                                                                           =================


The accompanying notes are an integral part of the interim consolidated financial statements.

                                     - 7 -

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-      GENERAL

              a.     NICE Systems Ltd. ("NICE") and subsidiaries (collectively -
                     "the Company") develop, market and support integrated,
                     scalable multimedia digital recording platforms, enhanced
                     software applications and related professional services.
                     These solutions capture and analyze unstructured
                     (non-transaction) data and convert it for business and
                     security performance management applications. The Company's solutions capture multiple forms of interaction, including voice, fax, email, web chat, radio, and video transmissions over wire line, wireless, packet telephony, terrestrial
                     trunk radio and data networks.

                     The Company's products are based on two types of recording platforms - audio and video. The Company's solutions are
                     offered to various vertical markets in two major sectors:
                     (1) the Enterprise Interaction Solutions Sector - contact
                     centers and trading floors and (2) the Public Safety and
                     Security Sector - safety organizations, transportation,
                     corporate security, gaming and correctional facilities and government and intelligence agencies.

                     The Company's products are sold primarily through a global network of distributors, system integrators and strategic
                     partners; a portion of product sales and most services are sold directly to end-users.

                     The Company's markets are located primarily in North
                     America, EMEA and the Far East.

                     The Company depends on a limited number of contract
                     manufacturers for producing its products. If any of these
                     manufacturers become unable or unwilling to continue to
                     manufacture or fail to meet the quality or delivery
                     requirements needed to satisfy the Company's customers, it could result in the loss of sales, which could adversely
                     affect the Company's results of operations and financial
                     position.

                     The Company relies upon a number of independent
                     distributors to market, sell and service its products in
                     certain markets. If the Company is unable to effectively
                     manage and maintain relationships with its distributors, or to enter into similar relationships with others, its
                     ability to market and sell its products in these markets
                     will be affected. In addition, a loss of a major
                     distributor, or any event negatively affecting such
                     distributors' financial condition, could cause a material
                     adverse effect on the Company's results of operations and
                     financial position.

                     As for major customer data, see Note 5c.

                  b. Acquisition of Dictaphone's Communications Recording
                     Systems ("CRS"):

                     On June 1, 2005, the Company consummated an agreement to
                     acquire the assets and assume certain liabilities of
                     Dictaphone's Communications Recording Systems ("CRS")
                     business for $ 40,000 (including acquisition costs).
                     Dictaphone's CRS business is a leading provider of
                     liability and quality management systems for first
                     responders, critical facilities, contact centers and
                     financial trading floors.

                     The acquisition was accounted for by the purchase method
                     and accordingly, the purchase price has been allocated
                     according to the estimated fair value of the assets
                     acquired and liabilities assumed of CRS. The results of the
                     CRS's operations have been included in the consolidated
                     financial statements since June 1, 2005 ("the closing
                     date").

                                     - 8 -

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-      GENERAL (CONT.)

                     With the acquisition of CRS, the Company expects to expand its customer base, presence in the U.S and Europe, and its network of distributors and partners. Additionally, the
                     Company expects to broaden its product offerings and global professional services team, and to reduce costs through
                     economies of scale.

                     The following table summarizes the fair values of the
                     assets acquired and liabilities assumed:


                     Trade receivables                                                                     $      9,087
                     Other receivables and prepaid expenses                                                         216
                     Inventories                                                                                  7,687
                     Property and equipment                                                                         265
                     Trademarks                                                                                     400
                     Core technology                                                                              4,900
                     Distribution network                                                                        10,100
                     Goodwill                                                                                    25,623
                                                                                                         ----------------
                     Total assets acquired                                                                       58,278

                     Trade payables                                                                                (571)
                     Accrued expenses and other liabilities                                                     (17,707)
                                                                                                          ----------------

                     Total liabilities assumed                                                                  (18,278)
                                                                                                          ----------------

                     Net assets acquired                                                                   $     40,000
                                                                                                          ================


                     Trademarks, core technology and distribution network in the amount of $ 15,400 are amortized using the straight-line
                     method at an annual weighted average rate of 19.5%.

                     The following represents the unaudited pro-forma condensed results of operations for the six month periods ended June
                     30, 2005 and 2004 and for the year ended December 31, 2004, assuming that the acquisition occurred on January 1, 2005
                     and 2004, respectively. The pro-forma information is not
                     necessarily indicative of the results of operations, which actually would have occurred if the acquisition had been
                     consummated on that dates, nor does it purport to represent the results of operations for future periods.



                                                                                            SIX MONTHS
                                                                                              ENDED            YEAR ENDED
                                                                                             JUNE 30,         DECEMBER 31,
                                                                                               2005               2004
                                                                                         ----------------   -----------------
                                                                                            UNAUDITED           UNAUDITED
                                                                                         ----------------   -----------------

                      Revenues                                                            $     160,880      $     316,830
                                                                                         ================   =================

                      Net income (loss)                                                   $       7,775      $      (2,186)
                                                                                         ================   =================

                      Basic net earnings (loss) per share                                 $        0.42      $       (0.13)
                                                                                         ================   =================

                      Diluted net earnings (loss) per share                               $        0.39      $       (0.13)
                                                                                         ================   =================


                                     - 9 -

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-      GENERAL (CONT.)

                  c. Disposal by sale of the COMINT/DF operation:

                     In the fourth quarter of 2003, the Company reached a
                     definitive agreement to sell the assets and liabilities of its COMINT/DF military-related business to ELTA Systems
                     Ltd. for $ 4,000 in cash. On March 31, 2004, the Company
                     completed the sale of the COMINT/DF operation. The
                     COMINT/DF business was treated as a discontinued operation in the financial statements.

                     The Company's balance sheets at June 30, 2005 and December
                     31, 2004 reflect the assets and liabilities of the
                     COMINT/DF operation, as assets and liabilities of the
                     discontinued operation within current assets and current
                     liabilities.

                     The carrying amounts of the major classes of assets and
                     liabilities included as part of the discontinued operation are:



                                                                                                             JUNE 30,
                                                                                                               2005
                                                                                                        -------------------
                                                                                                             UNAUDITED
                                                                                                        -------------------

                        Trade receivables                                                                $         653
                                                                                                        -------------------

                        Assets of discontinued operation                                                 $         653
                                                                                                        ===================

                        Accrued expenses and other liabilities                                           $           6
                                                                                                        -------------------

                        Liabilities of discontinued operation                                            $           6
                                                                                                        ===================


                     Summarized selected financial information of the
                     discontinued operation is as follows:



                                                                                                   SIX MONTHS ENDED
                                                                                                       JUNE 30,
                                                                                           --------------------------------
                                                                                                2005              2004
                                                                                           --------------    --------------
                                                                                                      UNAUDITED
                                                                                           --------------------------------

                      Revenues                                                              $          -      $        816
                                                                                           ==============    ==============

                      Net income                                                            $          -      $   *) 3,236
                                                                                           ==============    ==============


                     *) Includes gain from the sale in the amount of $ 3,286.

                                     - 10 -

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 1:-      GENERAL (CONT.)

              d. Basis of preparation:

                 The accompanying unaudited interim consolidated financial
                 statements have been prepared in accordance with generally accepted accounting principles for interim financial
                 information. Accordingly, they do not include all the
                 information and footnotes required by generally accepted
                 accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair
                 presentation have been included. Operating results for the six months ended June 30, 2005, are not necessarily indicative of the results of operations that may be expected for the year ended December 31, 2005.

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES

              The significant accounting policies applied in the annual
              financial statements of the Company as of December 31, 2004 are applied consistently in these financial statements.

              a. Use of estimates:

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

              b. For further information, refer to the consolidated
                 financial statements as of December 31, 2004.

              c. Stock-based compensation:

                 The Company follows Accounting Principles Board Opinion ("APB")
                 No. 25, "Accounting for Stock Issued to Employees" and FIN No.
                 44, "Accounting for Certain Transactions Involving Stock
                 Compensation" in accounting for its employee stock option plan.
                 Under APB No. 25, when the exercise price of the Company's options is less than the market value of the underlying shares on the date of grant, compensation expense is recognized and amortized ratably over the vesting period of the options.

                 The Company adopted the disclosure provisions of Statement of
                 Financial Accounting Standard ("SFAS") No. 148, "Accounting for
                 Stock-Based Compensation - Transition and Disclosure", which amended certain provisions of SFAS No. 123. The Company
                 continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

                 Pro forma information regarding net income and net earnings per share is required by SFAS No. 123, "Accounting for Stock-Based
                 Compensation", and has been determined as if the Company had accounted for its employee options under the fair value method prescribed by that statement. The fair value for these options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                     - 11 -

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)



                                                                                             SIX MONTHS ENDED JUNE 30,
                                                                                         ----------------------------------
                                                                                               2005              2004
                                                                                         ----------------   ---------------
                                                                                                     UNAUDITED
                                                                                         ----------------------------------

                      Risk free interest rate                                                  3.8%               2%
                      Dividend yield                                                            0%                 0%
                      Volatility factor                                                       0.429              0.457
                      Expected life of the options                                              3                  3


              Pro forma information under SFAS No. 123:



                                                                                              SIX MONTHS ENDED JUNE 30,
                                                                                          ----------------------------------
                                                                                               2005               2004
                                                                                          ---------------   ----------------
                                                                                                      UNAUDITED
                                                                                          ----------------------------------

                       Net income as reported                                              $    12,577       $    10,355
                       Add: Stock-based compensation expense included in the
                         determination of net income as reported                                     -                 -
                       Deduct: Stock-based compensation expense determined under fair
                         value method for all awards                                            (3,803)           (3,471)
                                                                                          ---------------   ----------------

                       Pro forma net income                                                $     8,774       $     6,884
                                                                                          ===============   ================

                       Basic net earnings per share as
                         reported                                                          $      0.68       $     0.60
                                                                                          ===============   ================

                       Diluted net earnings per share as reported                          $      0.63       $     0.56
                                                                                          ===============   ================

                       Pro forma basic net earnings per share                              $      0.47       $     0.40
                                                                                          ===============   ================

                       Pro forma diluted net earnings per share                            $      0.44       $     0.37
                                                                                          ===============   ================


                                     - 12 -

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 2:-      SIGNIFICANT ACCOUNTING POLICIES (CONT.)

              d. Recently issued accounting pronouncements:

                 On December 16, 2004, the Financial Accounting Standards Board
                 (FASB) issued Statement No. 123 (revised 2004), "Share-Based
                 Payment" ("Statement 123R"), which is a revision of FASB
                 Statement No. 123, "Accounting for Stock-Based Compensation"
                 ("Statement 123"). Generally, the approach in Statement 123R is similar to the approach described in Statement 123. However,
                 Statements 123 permitted, but not required, share-based
                 payments to employees to be recognized based on their fair values while Statement 123R requires all share-based payments to employees to be recognized based on their fair values.
                 Statement 123R also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new Standard will be effective for the Company in the first fiscal year beginning after June
                 15, 2005. The adoption of Statement 123R will have a
                 significant effect on the Company's results of operations.

                 In November 2004, the FASB issued SFAS No. 151, "Inventory
                 Costs, an Amendment of ARB No. 43, Chapter 4". SFAS No. 151
                 amends Accounting Research Bulletin ("ARB") No. 43, Chapter 4,
                 to clarify that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No.
                 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS No. 151 is effective for
                 inventory costs incurred during fiscal years beginning after
                 June 15, 2005. The Company does not expect that the adoption of
                 SFAS No. 151 will have a material effect on its financial
                 position or results of operations.

NOTE 3:-      INVENTORIES



                                                                                                              JUNE 30,
                                                                                                                2005
                                                                                                         ------------------
                                                                                                             UNAUDITED
                                                                                                         ------------------

               Raw materials                                                                               $        986
               Work-in-progress                                                                                      27
               Finished goods                                                                                    19,283
                                                                                                         ------------------

                                                                                                           $     20,296
                                                                                                         ==================


                                     - 13 -

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 4:-      CONTINGENT LIABILITIES

              a.     Legal proceedings

              1.     On October 19, 2004, CipherActive filed an action against
                     the Company in the District Court of Tel Aviv, State of
                     Israel. In this lawsuit, CipherActive claimed that under a development agreement with the Company, it is entitled to
                     receive license fees in respect of certain software that it allegedly developed for the Company and which has been
                     embedded in one of the Company's products. CipherActive
                     claimed that it is entitled to license fees in the amount
                     of $ 600, in addition to the amount of $ 100 already paid
                     to CipherActive by the Company in respect of such license
                     fees. In the Company's statement of defense it claimed that the software developed by CipherActive under the agreement has not been successful in the market, is no longer
                     embedded in the Company's product and, therefore,
                     CipherActive is not entitled to any additional license
                     fees.

               2.    In July 2004, the Company's wholly owned subsidiary, STS
                     Software Systems Ltd. ("STS"), filed a lawsuit in the U.S.
                     District Court for the Southern District of New York
                     charging Witness Systems, Inc. ("Witness") with
                     infringement of one of the Company's VoIP patents in the
                     U.S, by marketing and selling products that incorporate
                     methods of detecting, monitoring and recording information
                     - all fully protected by that patent. STS is seeking an
                     injunction against Witness, preventing the sale of any
                     solution that infringes the Company's patent. On the same
                     day that STS commenced this lawsuit, Witness filed a
                     declaratory judgment action against STS in the U.S.
                     District Court for the Northern District of Georgia,
                     alleging that the same patent is invalid and not infringed.
                     The lawsuit begun by STS in New York was subsequently
                     transferred to the Federal Court in Georgia and has been
                     consolidated with the case brought by Witness. In July,
                     2005, STS was granted leave to supplement its complaint to assert that Witness also infringes three other VoIP patents which were recently issued to STS. Witness has responded by filing counterclaims asserting that those patents are
                     invalid and not infringed.

                     In August 2004, Witness filed a patent infringement action in the Federal Court for the Northern District of Georgia
                     against the Company's wholly owned subsidiary NICE Systems,
                     Inc. Witness subsequently filed an identical action in
                     February 2005 against NICE in the same court. The two
                     actions were consolidated in March 2005. Witness accuses
                     the Company of infringing two U.S patents relating to
                     certain technology used with some of the Company's
                     products. Witness is requesting a permanent injunction
                     against alleged future infringement and damages for past
                     alleged infringement. The Company has responded to Witness'
                     claims and has asserted that the patents are invalid and
                     not infringed. At this stage, the Company cannot predict
                     the outcome of the case, nor can it make any estimate of
                     the amount of damages, if any, for which it will be held
                     responsible in the event of a negative conclusion to the
                     claim.

               3.    The U.S Consumer Product Safety Commission has brought to
                     the Company's attention and provided it an opportunity to
                     comment on an alleged incident of a fire allegedly
                     involving a NICE product used in a school building in the
                     Evesham New Jersey School District. The Company has
                     retained specialized counsel and engineering consultants
                     and has investigated this matter. The Company believes,
                     based on this investigation and on the facts known at
                     present, that it is not expected that this matter will
                     result in any regulatory action.

                                     - 14 -

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 5: -     GEOGRAPHIC INFORMATION

              a. Summary information about geographic areas:

                 The Company manages its business on a basis of one reportable segment. See Note 1a for a brief description of the Company's business. Total revenues are attributed to geographic areas based on the location of end customers.

                 The following presents total revenues and long-lived assets for the six months ended June 30, 2004, 2005 and for the year ended
                 December 31, 2004:



                                                                      JUNE 30, 2005                  JUNE 30, 2004
                                                               -----------------------------  -----------------------------
                                                                         UNAUDITED                      UNAUDITED
                                                               -----------------------------  -----------------------------
                                                                  TOTAL        LONG-LIVED        TOTAL        LONG-LIVED
                                                                 REVENUES        ASSETS         REVENUES        ASSETS
                                                               -------------  --------------  -------------  --------------

                     Americas                                  $     67,683    $    42,994       $  58,346      $   9,715
                     EMEA    (*                                      46,840         25,190          43,645         18,960
                     Far East                                        22,511            196          16,561            125
                     Israel                                           1,318         22,822           1,060         28,218
                                                               -------------  --------------  -------------  --------------

                                                               $    138,352   $     91,202       $ 119,612      $  57,018
                                                               =============  ==============  =============  ==============


                 *) Includes Europe, the Middle East (excluding Israel) and
                 Africa.

              b. Product lines:

                 Total revenues from external customers on the basis of the
                 Company's product lines are as follows:



                                                                                              SIX MONTHS ENDED
                                                                                                  JUNE 30,
                                                                                  -----------------------------------------
                                                                                         2005                  2004
                                                                                  -------------------   -------------------
                                                                                                  UNAUDITED
                                                                                  -----------------------------------------

                      Enterprise Interaction Solutions                             $        106,473      $         90,752
                      Public Safety and Security sector                                      31,879                28,860
                                                                                  -------------------   -------------------

                                                                                   $        138,352      $        119,612
                                                                                  ===================   ===================

              c. Major customers data as a percentage of total revenues:

                 Customer A                                                                   24.7%                 18.5%
                                                                                  ===================   ===================


                                     - 15 -

                                              NICE SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
U.S. DOLLARS IN THOUSANDS (EXCEPT SHARE DATA)

NOTE 6:-      EARNINGS PER SHARE

                     The following table sets forth the computation of basic and diluted net earnings per share:

                     1.     Numerator:



                                                                                              SIX MONTHS ENDED
                                                                                                  JUNE 30,
                                                                                  -----------------------------------------
                                                                                         2005                  2004
                                                                                  -------------------   -------------------
                                                                                                  UNAUDITED
                                                                                  -----------------------------------------

                             Numerator for basic and diluted net earnings per
                               share -
                             Net income from continuing operations                 $         12,577       $         7,119
                             Net income from discontinued operation                              -                  3,236
                                                                                  -------------------   -------------------

                             Net income available to Ordinary shareholders         $         12,577      $         10,355
                                                                                  ===================   ===================

                     2.      Denominator (in thousands):

                             Denominator for basic net earnings per share -
                             Weighted average number of shares                              18,590                17,251
                                                                                  -------------------   -------------------

                             Effect of dilutive securities:
                               Add - Employee stock options                                  1,487                 1,305
                               Add - Employee Stock Purchase Plan                                6                     5
                                                                                  -------------------   -------------------
                             Denominator for diluted net earnings per share -
                               adjusted weighted average shares assuming
                               exercise of options                                          20,083                18,561
                                                                                  ===================   ===================

NOTE 7:-      TOTAL COMPREHENSIVE INCOME

               Net income                                                          $         12,577      $         10,355
               Unrealized gains on derivative instruments, net                                (297)                    41
               Foreign currency translation adjustments                                     (1,851)                    99
                                                                                  -------------------   -------------------

               Total comprehensive income                                          $         10,429      $         10,495
                                                                                  ===================   ===================


                                              - - - - - - - - - -

                                     - 16 -